NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES DECLARES FEBRUARY 2016 MONTHLY DISTRIBUTION

TORONTO, January 14, 2016 – The Board of Trustees of Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced a distribution of $0.1033 per trust unit payable on February 15, 2016 to holders of Trust units of record at the close of business on January 29, 2016.

The distributions are declared in Canadian dollars. Registered unitholders resident in Canada will receive payment in Canadian dollars and registered unitholders resident in the United States will receive the U.S. dollar equivalent unless they request otherwise. The U.S. dollar equivalent of the distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day. Beneficial unitholders will receive payment in Canadian dollars unless they request to receive the U.S. dollar equivalent.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, and development sites in Toronto and Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com.

Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $225 billion in assets under management. For more information, go to www.brookfield.com.

Contact:
Matthew Cherry
Vice President, Investor Relations & Communications
Tel: (416) 359-8593
Email: matthew.cherry@brookfield.com